www.excellonresources.com

EXCELLON ANNOUNCES Q2 2019 PRODUCTION RESULTS

Toronto, Ontario – July 23, 2019 – Excellon Resources Inc. (TSX:EXN and OTC:EXLLF) (“Excellon” or the “Company”) is pleased to announce second quarter 2019 production results from the Platosa Mine in Durango, Mexico.

Q2 2019 Production (compared to Q2 2018)

●	Silver equivalent (“AgEq”) production of 582,937 oz (Q2 2018 – 637,206 AgEq oz)

○	Silver production of 276,805 oz (Q2 2018 – 277,701 oz)
○	Lead production of 1.8 million lb (Q2 2018 – 1.8 million lb)
○	Zinc production of 2.5 million lb (Q2 2018 – 2.8 million lb)

●	Mined tonnage in H1 2019 30% higher than H1 2018

“We had another strong quarter of production despite significantly lower metal prices during the period – but it’s exciting to see the rebound in precious metal prices, particularly silver, in recent weeks,” stated Brendan Cahill, President and Chief Executive Officer. “Our focus on reducing dilution continued to deliver results with improved ore grades and increased metal production with further progress ongoing at the mine and mill. As indicated previously, we ended Q1 with a significant stockpile of fresh ore and concentrate. As a result, sales and revenues from the deferred material from Q1 will be reflected in our Q2 financial results.”

Production Results

	Q2 2019	Q2 2018	6-mos 2019	6-mos 2018
Tonnes Mined	18,717	16,146	38,801	29,930
Tonnes of ore processed	19,964	16,580	36,733	29,601
Tonnes of historical stockpile processed	-	6,291	1,450	12,155
Tonnes Milled	19,964	22,872	38,183	41,756
Ore grades
Silver (g/t)	514	507	523	478
Lead (%)	4.97	5.67	4.99	5.27
Zinc (%)	7.40	8.38	7.67	8.32
Historical stockpile grades
Silver (g/t)	-	172	123	174
Lead (%)	-	1.76	1.22	1.68
Zinc (%)	-	2.38	1.44	2.39
Blended head grades
Silver (g/t)	-	415	508	390
Lead (%)	-	4.59	4.85	4.23
Zinc (%)	-	6.73	7.44	6.59
Recoveries
Silver (%)	90.6	89.6	90.2	89.2
Lead (%)	83.6	80.2	79.5	80.8
Zinc (%)	79.6	82.2	78.9	82.9
Metal Production*
Silver (oz)	276,805	277,701	537,249	472,163
Lead (lb)	1,763,316	1,847,967	3,139,740	3,123,385
Zinc (lb)	2,499,403	2,810,564	4,709,028	5,064,014
AgEq (oz)**	582,937	637,205	1,105,198	1,119,284
Average Realized Prices
Silver ($)	14.93	16.56	14.95	16.54
Lead ($)	0.85	1.08	0.86	1.08
Zinc ($)	1.23	1.41	1.25	1.42

* Subject to adjustment following settlement with concentrate purchaser.

** AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

During Q2 2019, the operation accessed multiple ore faces in the Rodilla, Pierna, 623 and Guadalupe South mantos. Operational efficiencies implemented in previous quarters continued to deliver results with lower dilution, higher grades and steady production rates. Development has progressed towards the next production horizon in levels 916 in Manto 623 and 913 in Manto Pierna.

Upgrades at the Miguel Auza processing facility continued during the quarter with modifications impacting recoveries slightly for zinc, though recoveries are expected to improve in Q3.

The Company expects to release second quarter financial results at market close on August 1, 2019.

Qualified Persons

Denis Flood, P. Eng., Vice President Technical Services, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Nisha Hasan, Vice President Investor Relations

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.